UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2006
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	June 13, 2006	By	/s/ Harsya Denny Suryo

(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

TICKERS:
NYSE : TLK
LSE : TKIA
JSX : TLKM
DIVISIONS:
Telkom Regions : I, II, III, IV, V, VI
KSO Regions : VII
SHARE IN ISSUES:
20,159,999,280 shares
MAJOR SHARE HOLDERS:
Govt. of Indonesia : 51.19%
Public                     : 48.81%
CONVERSION RATES (US$ 1.00):
2004 = Rp. 9,290.0 (Dec 31, 2004)
2005 = Rp 9,830.0 (Dec 31, 2005)
NOTABLE FIGURES:

■	The Company still maintain its EBITDA Margin (consolidated) above 60%, reaching 61.38%.

■	Robust growth in TELKOM Flexi’s total subscribers and Telkomsel’s total subscribers by 184.2% and 49.0%, respectively.
TELKOM FINANCIAL
INDICATORS – FY05
(in Rp.trillion)

FINANCIAL HIGHLIGHT (Consolidated):

	FY04	FY05	Growth
Key Indicators	(Rp Billion)	(Rp Billion)	(%)
Operating Revenues	33,948	41,807	23.2
Operating Expenses	19,360	24,636	27.3
Operating Income (EBIT)	14,588	17,171	17.7
EBITDA	21,899	25,660	17.2
Net Income (NI)	6,615	7,994	20.8
Net Income / Share (Rp)	328.10	396.51	20.8
Net Income / ADS (Rp)	13,124.14	15,860.25	20.8
EBITDA Margin (%)	64.51	61.38	(3.13)
FIXED LINE LIS vs CELLULAR SUBSCRIBERS
FY05
(in million)

OPERATIONAL HIGHLIGHT:

Description	Unit	FY04	FY05	Growth (%)
TELKOM
LIS Wireline	(000)	8,559	8,686	1.5
LIS Wireless (Flexi)	(000)	1,429	4,062	184.2
Total	(000)	9,989	12,748	27.6

TELKOMSEL
Customer :
HALO	(000)	1,328	1,471	10.7
SimPati	(000)	11,558	16,004	38.5
Kartu As	(000)	3,405	6,794	99.5
Total	(000)	16,291	24,269	49.0

* LIS (Line in Service) = Subscribers + Public Phone
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations Dept.
PT. TELLEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka
Jl. Gatot Subroto Kav. 52, 5th floor
Phone    : 62 21 5215109
Fax        : 62 21 5220500
Email     : investor@telkom.co.id
Website : www.telkom-indonesia.com

The Full Year 2005 Results
PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE YEAR END OF 2005 RESULTS (Audited)
Jakarta, June 13, 2006 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and consolidated financial statements results for the year end of 2005. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP) and expressed an unqualified opinion from the Auditor.
Financial Result
Profit and Loss Statement
Financial results as of December 31, 2005 compared to the same period ended December 31, 2004.
Total Operating Revenues increased by Rp. 7,859.4 billion or 23.2% compared to the same period last year, summarized as follows:
Revenues Contribution FY 2005:

▪	Cellular Revenues increased by Rp. 4,149.7 billion or 39.8% compared to the same figure last year. The increase in this revenue was primarily due to an increase in air time charges, connection fee charges for new subscribers and features, partially offset by a decrease in monthly subscription charges. The increase in Cellular Revenues was attributable to 49.0% growth in Telkomsel’s total subscribers to 24.3 million subscribers as of December 31, 2005.

▪	Data and Internet Revenues increased by Rp.2,125.6 billion or 44.2% compared to the same figure last year. The increase in this revenue was primarily due to significant increases in SMS revenues, internet connectivity revenues and data communications revenues, partially offset by a decrease in VoIP revenues. SMS revenues increased by 49.0%, mainly due to a significant growth in SMS traffic from Telkomsel subscribers.

▪	Net Interconnection Revenues increased by Rp.1,554.1 billion or 25.1% compared to the same figure last year. Cellular interconnection revenues increased by Rp.1,333.5 billion or 24.9%. The increase was

The Full Year 2005 Results

primarily due to the growth of cellular subscribers in Indonesia. International interconnection revenues increased by Rp.213.6 billion or 33.3%, primarily due to an increase in incoming and outgoing IDD traffic from domestic operators.
Expenses Contribution FY 2005:

▪	Fixed line Revenues increased by Rp. 136.3 billion or 1.3%. The increase was primarily due to an increase in fixed wireless revenues, partially offset by a decrease in fixed line revenues. The increase in fixed wireless revenues was primarily attributable to a 184.2% growth in the number of subscribers and line in service for fixed wireless to 4.1 million as of December 2005.
Total Operating Expenses increased by Rp. 5,276.5 billion or 27.3%, summarized as follows:

▪	Personnel Expense increased by Rp.1,653.0 billion or 33.7% to Rp.6,563.1. The main contributor was the increase in salaries and related benefits, vacation allowance, incentives and other benefits primarily due to the implementation of performance based remuneration system in July 2004, which resulted in increased base salary, and allowances, incentives and bonuses.

▪	Operation & Maintenance Expense increased by Rp. 1,386.7 billion or 30.6%. The increase was mainly attributable to an increase in Concession fees as a result from the increase in number of BTS and RBS, and Cost of phone, SIM and RUIM cards for Telkom and Telkomsel prepaid cards.

▪	Depreciation Expense increased by Rp.1,132.1 billion or 17.6%. The increase in this revenue was primarily due to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and increase in Telkom’s capital expenditures for network infrastructures (transmission network, backbone and access network); particularly for fixed wireless.

▪	Write-down assets of Rp. 616.8 billion was recognized in 2005, related to transmission installation and equipment of fixed wireless assets. This was made as a result of Telkom’s review of recoverable amount of cash generating unit for fixed wireless assets following the Government’s decision to set aside the 1900 MHz frequency spectrum for exclusive use in 3G services and the 800 Mhz frequency spectrum for CDMA-based technology network commencing at the end of 2007.

The Full Year 2005 Results
As of the period ended December 31, 2005, TELKOM recorded an Operating Income of Rp. 17,170.7 billion or increased by 17.7% compared to the same period last year and EBITDA of Rp. 25,660 billion or increased by 17.2%.
Consolidated Debt Composition FY 2005:
CAPITAL EXPENDITURE
As of December 31, 2005, Telkom (unconsolidated) incurred capital expenditures of Rp. 3,367.8 billion (US$342.6 million), which was less than the Rp.5,572.4 billion originally budgeted in its capital expenditure plan. In addition, Telkomsel incurred capital expenditures of Rp.10,085.7 billion (US$1,026.0 million) for network infrastructure and other investments. Telkom’s other subsidiaries incurred capital expenditures of Rp.99.5 billion (US$10.1 million).
CONSOLIDATED DEBT
As of December 31, 2005, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	FY04	FY05	FY04	FY05	FY04	FY05
IDR / Rupiah (billion)	4,550.0	3,757.2	4,550.0	3,757.2	27.4%	27.9%
U.S. Dollar	1,065.1	810.6	9,904.2	7,972.5	59.6%	59.2%
Japanese Yen	16,670.5	15,527.6	1,512.4	1,302.6	9.1%	9.7%
EURO	51.4	36.7	649.8	427.7	3.9%	3.2%
Total			16,616.3	13,460.0	100.0%	100.0%
UNCONSOLIDATED DEBT (TELKOM as a single entity)
As of December 31, 2005, the breakdown of debt portfolio (short-term and long-term) in original currencies and Rupiah equivalents were as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	FY04	FY05	FY04	FY05	FY04	FY05
IDR / Rupiah (billion)	4,527.9	3,556.3	4,527.9	3,556.3	30.9%	28.6%
U.S. Dollar	925.3	770.0	8,605.1	7,572.7	58.8%	60.9%
Japanese Yen	16,670.5	15,527.6	1,512.4	1,302.6	10.3%	10.5%
Total			14,645.4	12,431.6	100%	100%
TELKOM hedged its foreign currency exposures through time deposit placements, mainly in US Dollars. As of December 31, 2005, the

The Full Year 2005 Results
Company’s deposits covered approximately 22.5% of foreign debts from January 1, 2006 to December 31, 2006.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of December 31, 2005, TELKOM including KSO VII, recorded 12.7 million fixed lines in service, consisting of 8.7 million fixed wireline and 4.0 million fixed wireless.
During the year 2005, penetration rate for fixed wireline and fixed wireless was 5.2 or increased by 35.2 % compared to same period last year.
Fixed-Wireless CDMA Services
As of December 31, 2005, TELKOMFlexi contributed to TELKOM revenues in the amount of Rp.1,582.6 billion. In this period, TELKOMFlexi was available in 231 cities with 1,448 BTS.
For detail information of TELKOMFlexi performance as of December 31, 2006, please see on Table 7.
TELKOM International Call 007 (TIC-007)
As of December 31, 2005, TIC-007 has generated Rp.1,075.3 billion in revenues (gross basis), derived from TIC-007 outgoing call revenues, outgoing and incoming interconnection revenues. TELKOM also recorded incoming and outgoing international traffics of 424.8 million minutes and 130.3 million minutes, respectively.
Cellular Services
Telkomsel is the largest mobile communication company in Indonesia with more than 50 % subscribers market share, with a total number of 24.3 million subscribers as of December 31, 2005.
Data and Internet Services
In the year 2005, an average of approximately 500,000 telephone subscribers accessed Telkomnet Instan and premium prepaid dial-up internet services per month. Subscribers utilized a total of 2.8 billion

The Full Year 2005 Results
minutes of Telkomnet Instan or an increased by 10% from the same period last year.
Broadband Services (Speedy)
As of December 31, 2005, there were 30,662 broadband internet access subscribers which were available in Jakarta, Surabaya and Makasar. This service is expected to cover all of Divisions I to VII by the end of 2006. The revenues from Speedy service for the year end 2005 has reached Rp.103.4 billion.
Human Resource
As of December 31, 2005, the total number of employees at TELKOM (as a single entity) was 28,179 persons consisting of 24,966 persons in the TELKOM Regions and 3,213 persons in the KSO Region.
Productivity per employee as measured by the number of fixed lines in service per employee as of December 31, 2005 was 452 compared to 340 in 2004.
RECENT DEVELOPMENT
In reference to the results of the Extraordinary General Shareholders Meeting on December 21, 2005, TELKOM as of June 9, 2006, has executed shares buy-back in the New York Stock Exchange and Jakarta Stock Exchange, with a total amount of 23,543,500 shares or 2.34% from the maximum amount purchase allowed.
Jakarta, June 13, 2006
HARSYA DENNY SURYO
VP Investor Relations and Corporate Secretary

The Full Year 2005 Results
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
As of December 31, 2004 and 2005
(in millions Rupiah)

	2004*	2005
	Rp	Rp
	(As restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,856,123	5,374,684
Temporary investments	19,949	22,064
Sub total	4,876,073	5,396,747
Trade accounts receivables
Related parties — net of allowance for doubtful accounts of Rp 64,928 million in 2004 and Rp 84,275 million in 2005	419,104	530,370
Third parties — net of allowance for doubtful accounts of Rp 457,138 million in 2004 and Rp 601,393 million in 2005	2,899,999	3,047,539
Sub total	3,319,102	3,577,909
Other accounts receivable — net of allowance for doubtful accounts of Rp 9,236 million in 2004 and Rp 4,402 million in 2005	55,769	153,247
Inventories — net of allowance for obsolescence of Rp 54,733 million in 2004 and Rp 48,347 million in 2005	203,085	220,327
Prepaid expenses	628,069	777,869
Prepaid taxes	77,228	18,913
Other current Assets	44,608	159,537
TOTAL CURRENT ASSETS	9,203,934	10,304,550

NON-CURRENT ASSETS
Long-term investments — net	82,613	101,400
Property, plant and equipment — net of accumulated depreciation of Rp 29,297,163 million in 2004 and Rp 37,092,663 million in 2005	39,572,099	45,643,243
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp 694,570 million in 2004 and Rp 458,234 million in 2005	499,127	549,405
Prepaid pension benefit costs	1,362	640
Advances and other non current assets	1,372,351	946,037
Goodwill and other intangible assets- net of accumulated amortization of Rp 1,846,034 million in 2004 and Rp 2,764,187 million in 2005	5,411,425	4,493,272
Escrow accounts	36,281	132,497
TOTAL NON-CURRENT ASSETS	46,975,258	51,866,494
TOTAL ASSETS	56,179,192	62,171,044

*)	Consolidated Financial Statement as of December 31, 2004 and for the year ended December 31, 2004 has been restated for the application of Revised PSAK 24 (Revision 2004)

The Full Year 2005 Results
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2004 and 2005
(in millions Rupiah)

	2004*	2005
	Rp	Rp
	(As restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable
Related parties	643,094	1,014,389
Third parties	3,611,456	4,281,285
Other accounts payable	5,073	6,677
Taxes payable	1,592,479	2,469,765
Dividens payable	62,689	3,276
Accrued expenses	1,051,366	1,521,247
Unearned income	1,030,000	1,592,718
Advances from customers and suppliers	278,430	223,086
Short-term bank loans	1,101,633	173,800
Current maturities of long-term liabilities	2,300,822	2,226,925
TOTAL CURRENT LIABILITIES	11,677,042	13,513,168

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2,927,567	2,391,810
Unearned income on revenue-sharing arrangements	360,332	425,484
Unearned initial investor payments under joint operation scheme	20,453	7,311
Accrued Long service awards	449,841	524,524
Accrued post-retirement health care benefits	2,983,707	3,048,021
Accrued pension and other post retirement benefit costs	1,479,918	1,330,664
Long-term liabilities — net of current maturities
Two-step loans — related party	5,363,283	4,760,199
Notes and bonds	2,331,465	1,456,669
Bank loans	1,775,799	1,752,104
Liabilities of business acquisitions	3,743,317	3,127,959
Obligation under capital leases	—	235,537
Sub total long-term liabilities — net of current maturities	13,213,864	11,332,468
TOTAL NON-CURRENT LIABILITIES	21,435,682	19,060,282
MINORITY INTEREST	4,938,432	6,305,193
STOCKHOLDERS’ EQUITY
Capital stock — Rp 250 par value per Series-A Dwiwarna share and Series-B shares. Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Difference in value of restructuring transactions between entities under common control	(7,288,271)	90,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain (loss) on available for sale securities	884	(748)
Translation adjustment	229,595	233,253
Retained earnings
Appropriated	1,680,813	1,803,397
Unappropriated	17,006,087	14,667,571
TOTAL STOCKHOLDERS’ EQUITY	18,128,036	23,292,401
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	56,179,192	62,171,044

*)	Consolidated Financial Statement as of December 31, 2004 and for the year ended December 31, 2004 has been restated for the application of Revised PSAK 24 (Revision 2004)

The Full Year 2005 Results
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME ( AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005
(in millions of Rupiah, except per share and per ADS data)

	2004*	2005
	Rp	Rp
	(As restated)
OPERATING REVENUES
Telephone
Fixed lines	10,645,021	10,781,252
Cellular	10,421,298	14,570,958
Interconnection	6,187,981	7,742,084
Joint operation schemes	656,614	588,647
Data and Internet	4,808,742	6,934,324
Network	654,309	586,636
Revenue-sharing arrangements	280,576	302,282
Other telecommunications services	293,225	301,001
Total Operating Revenues	33,947,766	41,807,184

OPERATING EXPENSES
Personnel	4,909,965	6,563,047
Depreciation	6,438,557	7,570,739
write-down of assets	—	616,768
Loss on procurement commitments	—	79,359
Operations, maintenance and telecommunications services	4,529,587	5,916,341
General and administrative	2,599,847	2,763,951
Marketing	881,930	1,126,229
Total Operating Expenses	19,359,886	24,636,434

OPERATING INCOME	14,587,880	17,170,750

OTHER INCOME (EXPENSES)
Interest income	317,941	344,686
Interest expense	(1,270,136)	(1,177,268)
Gain (loss) on foreign exchange — net	(1,220,760)	(516,807)
Equity in net income of associated companies	3,420	10,879
Others — net	331,050	409,184
Other Income (Expenses) — net	(1,838,485)	(929,326)

INCOME BEFORE TAX	12,749,395	16,241,424

TAX EXPENSE
Current tax	(4,267,111)	(5,719,644)
Deferred tax	88,585	535,757
TAX EXPENSE	(4,178,526)	(5,183,887)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	8,570,869	11,057,537

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, NET	(1,956,301)	(3,063,971)

NET INCOME	6,614,568	7,993,566

BASIC EARNINGS PER SHARE
NET INCOME PER SHARE	328.10	396.51
NET INCOME PER ADS (40 SERIES B SHARES PER ADS)	13,124.14	15,860.25

*)	Consolidated Financial Statement as of December 31, 2004 and for the year ended December 31, 2004 has been restated for the application of Revised PSAK 24 (Revision 2004)

The Full Year 2005 Results
BREAKDOWN OF INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 3, 2004 and 2005
(in millions of Rupiah, except per share and per ADS data)

	2004*	2005	Growth
	(As restated)
1	2	3	4 = (3-2)/2

OPERATING REVENUE:
Fixed Lines (wireline + wireless)
Local	3,194,977	3,466,690	8.5
Long distance	4,244,333	3,756,447	(11.5)
Local and domestic long-distance usage	7,439,310	7,223,137	(2.9)
Monthly subscription charges	2,934,899	3,289,750	12.1
Instalation charges	201,313	197,266	(2.0)
Phone cards	15,561	10,943	(29.7)
Others	53,938	60,156	11.5
Total Fixed lines Revenues	10,645,021	10,781,252	1.3
Cellular	10,421,298	14,570,958	39.8
Interconnection
Cellular	5,351,613	6,685,138	24.9
International	641,210	854,766	33.3
Other	195,158	202,180	3.6
Total Interconnection Revenues	6,187,981	7,742,084	25.1
Joint Operation Scheme
Minimum TELKOM Revenues	295,955	268,629	(9.2)
Share in Distributable KSO Revenues	349,528	318,556	(8.9)
Amortization of unearned initial investor payments under Joint Operation Scheme	11,131	1,462	(86.9)
Total Joint Operation Scheme Revenues	656,614	588,647	(10.4)
Data and Internet
SMS	3,562,726	5,309,244	49.0
Internet	554,948	711,375	28.2
Data Communication	360,642	610,367	69.2
VOIP	318,854	292,750	(8.2)
E-Business	11,572	10,588	(8.5)
Total Data and Internet Revenues	4,808,742	6,934,324	44.2
Network
Leased lines	443,408	347,105	(21.7)
Satellite transponder lease	210,901	239,531	13.6
Total Network Revenues	654,309	586,636	(10.3)
Revenue Sharing Arrangement Revenues	280,576	302,282	7.7
Other Telecommunications Services (OTS)
Directory assistance	282,464	281,090	(0.5)
Others	10,761	19,912	85.0
Total OTS Revenues	293,225	301,001	2.7
TOTAL OPERATING REVENUES	33,947,766	41,807,184	23.2

OPERATING EXPENSES:

Personnel
Salaries and other benefits	3,154,018	4,199,306	33.1
Employee income tax	523,787	856,451	63.5
Early retirements	243,466	486,374	99.8
Post-retirement benefit cost	988,695	1,020,917	3.3
Total Personnel	4,909,965	6,563,047	33.7

*) Consolidated Financial Statement as of December 31, 2004 and for the year ended December 31, 2004 has been restated for the application of Revised PSAK 24 (Revision 2004)

The Full Year 2005 Results
BREAKDOWN OF INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 3, 2004 and 2005
(in millions of Rupiah, except per share and per ADS data)

	2004*	2005	Growth
	(As restated)
1	2	3	4 = (3-2)/2

Depreciation	6,438,557	7,570,739	17.6
Write-down assets	—	616,768
Loss on procurement commitment	—	79,359
Operation, maintenance and telecommunications services
Operations and maintenance	2,398,159	3,075,092	28.2
Concession fees	807,309	1,257,376	55.7
Cost of phone, SIM and RUIM cards	366,661	582,351	58.8
Electricity, gas and water	385,662	372,526	(3.4)
Vehicles and supporting facilities	181,737	217,217	19.5
Others	390,060	411,778	5.6
Total O & M	4,529,587	5,916,341	30.6

General and administrative
Amortization of goodwill and other Intangible assets	872,330	918,153	5.3
Social contribution and other	814,176	849,299	4.3
Provision for doubtful accounts and inventory obsolescence	357,695	488,973	36.7
Collection expenses	358,957	379,056	5.6
Others	196,689	128,470	(34.7)
Total G & A	2,599,847	2,763,951	6.3
Marketing	881,930	1,126,229	27.7

TOTAL OPERATING EXPENSES	19,359,886	24,636,434	27.3

OPERATING INCOME	14,587,880	17,170,750	17.7

OTHER INCOME (EXPENSES)
Interest income	317,941	344,686	8.4
Interest expense	(1,270,136)	(1,177,268)	(7.3)
Gain (loss) on foreign exchange — net	(1,220,760)	(516,807)	(57.7)
Equity in net income of associated companies	3,420	10,879	218.1
Income from supporting activities	112,503	149,344	32.7
Others — net	218,547	259,840	18.9
Total Other Income (Expenses) — net	(1,838,485)	(929,326)	(49.5)

INCOME BEFORE TAX	12,749,395	16,241,424	27.4

TAX EXPENSE
Current tax	(4,267,111)	(5,719,644)	34.0
Deferred tax	88,585	535,757	504.8
Total TAX EXPENSE	(4,178,526)	(5,183,887)	24.1
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	8,570,869	11,057,537	29.0
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	(1,956,301)	(3,063,971)	56.6
NET INCOME	6,614,568	7,993,566	20.8
NET INCOME PER SHARE (FULL AMOUNT)	328.10	396.51	20.8
NET INCOME PER ADS (40 SERIES B SHARES PER ADS) (FULL AMOUNT)	13,124.14	15,860.25	20.8

*) Consolidated Financial Statement as of December 31, 2004 and for the year ended December 31, 2004 has been restated for the application of Revised PSAK 24 (Revision 2004)

The Full Year 2005 Results
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2005

	2004	2005
	Rp	Rp

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,084,558	10,668,915
Cellular	10,497,763	14,825,437
Interconnection — net	5,766,444	7,403,322
Joint operation schemes	547,487	614,652
Data and Internet	4,973,559	6,952,323
Other services	1,689,941	1,445,668

Total cash receipts from operating revenues	33,559,752	41,910,317
Cash payments for operating expenses	(12,270,643)	(14,954,742)

Cash generated from operations	21,289,109	26,955,575

Interest received	321,677	341,848
Income tax paid	(4,132,359)	(4,938,916)
Interest paid	(1,348,919)	(1,200,484)
Cash to customers and advances	(78,028)	(55,343)

Net Cash Provided by Operating Activities	16,051,480	21,102,680

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	285,264	227,633
Purchase of temporary investments and placements in time deposits	(404,268)	(226,054)
Proceeds from sale of property, plant and equipment	67,196	84,621
Proceeds from insurance claim	—	27,580
Acquisition of property, plant and equipment	(8,568,862)	(12,106,930)
Payment of advance for the purchase property, plant and equipment	(1,063,382)	(212,187)
Decrease in advances and others	123,026	874
Acquisition of businesses, net of cash acquired	(27,797)	(4,000)
Payments of advances for investments in shares of stock	—	—
Acquisition of long-term investments	(9,290)	(4,250)
Net Cash Used in Investing Activities	(9,598,113)	(12,212,713)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(3,129,225)	(2,980,640)
Cash dividends paid to minority shareholders	(682,366)	(1,694,261)
Increase in escrow accounts	(1,341,546)	(96,216)
Proceeds from (repayments of) short term borrowings	1,062,183	(994,709)
Payments for debt issuance cost	(2,394)	—
Proceeds from Medium-term Notes	1,080,000	—
Repayments of medium-term notes	—	(470,000)
Redemption of Telkomsel’s notes	(504,101)	(780,565)
Proceeds from long-term borrowings	2,386,748	569,995
Repayments of long-term borrowings	(5,734,156)	(1,723,126)
Repayments of promissory notes	(40,008)	(164,186)
Repayments of obligations under capital lease	—	(5,643)

Net Cash Used in Financing Activities	(6,904,865)	(8,339,351)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(451,498)	550,616
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	213,149	(32,055)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,123

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,856,123	5,374,684

The Full Year 2005 Results
FINANCIAL RATIO
As of December 31, 2004 and 2005

	2004	2005	Growth (%)
1	2	3	4=(3-2)/2

Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	30.01	32.15	2.14
Domestic Long Distance Calls (%)	39.87	34.84	(5.03)
Monthly subscription charges (%)	27.57	30.51	2.94
Installation charges (%)	1.89	1.83	(0.06)
Others (%)	0.51	0.56	0.05
Contribution to total operating revenues:
Cellular (%)	30.70	34.85	4.15
Fixed-phone (%)	31.36	25.79	(5.57)
Revenue under JOS (%)	1.93	1.41	(0.53)
Interconnection (%)	18.23	18.52	0.29
Network (%)	1.93	1.40	(0.52)
Data dan internet (%)	14.17	16.59	2.42
Revenue under RSA (%)	0.83	0.72	(0.10)
Other telecommunications services (%)	0.86	0.72	(0.14)
Average Fixed phone Revenue (ARPU) per user/month (Rp’000)	178	153	(14.1)
EBITDA (Rp billion)	21,899	25,660	17.17
EBITDA margin (%)	64.51	61.38	(3.13)
Operating margin (%)	42.97	41.07	(1.90)
Profit Margin (%)	19.48	19.12	(0.36)
Current ratio (%)	78.82	76.26	(2.57)
Return on Assets (%)	11.77	12.86	1.08
Return on Equity (%)	36.49	34.32	(2.17)
Total Liabilities to Equity (%)	182.66	139.85	(42.81)
Gearing (Net Debt to Equity) (%)	64.56	34.14	(30.42)
Debt to Equity (%)	91.66	57.88	(33.78)
Debt to EBITDA (%)	75.88	52.54	(23.34)
Debt Service Ratio (Times)	4.69	7.20	2.52
EBITDA to Interest Expense (times)	17.24	21.80	4.55
EBITDA to Net Debt (%)	187.11	322.67	135.57

*) The 2004 Consolidated financial ratios have been restated in connection with the restatement of the 2004 consolidated financial statements due to the change in method of accounting for employee benefits.

The Full Year 2005 Results
FIXED TELEPHONE LINE
As of December 31, 2004 and 2005

	UNIT	2004	2005	GROWTH (%)
1	2	3	4	5=(4-3)/3
Exchange Capacity TELKOM Division
Wireline	Lines	8,786,887	9,138,167	4.0%
Wireless	Lines	1,952,644	2,687,348	37.6%
Total Exchange Cap. TELKOM (Wireline & Wireless)	Lines	10,739,531	11,825,515	10.1%

Exchange Capacity KSO Division
Wireline	Lines	954,465	1,045,366	9.5%
Wireless (MSC)	Lines	179,700	329,708	83.5%
Total Exchange Cap. KSO (Wireline & Wireless)	Lines	1,134,165	1,375,074	21.2%

Exchange Capacity TELKOM & KSO Division
Wireline	Lines	9,741,352	10,183,533	4.5%
Wireless	Lines	2,132,344	3,017,056	41.5%
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines	11,873,696	13,200,589	11.2%

Installed Lines TELKOM Division
Wireline	Lines	8,264,999	8,497,255	2.8%
Wireless	Lines	2,291,212	3,332,893	45.5%
Total Installed Lines TELKOM (Wireline & Wireless)	Lines	10,556,211	11,830,148	12.1%

Installed Lines KSO Division
Wireline	Lines	931,999	998,901	7.2%
Wireless	Lines	179,717	340,568	89.5%
Total Installed Lines KSO (Wireline & Wireless)	Lines	1,111,716	1,339,469	20.5%

Installed Lines TELKOM & KSO Division
Wireline	Lines	9,196,998	9,496,156	3.3%
Wireless	Lines	2,470,929	3,673,461	48.7%
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines	11,667,927	13,169,617	12.9%

Subscribers TELKOM Division
Wireline	Lines	7,323,304	7,413,769	1.2%
Wireless	Lines	1,313,240	3,739,095	184.7%
Total Subscribers TELKOM Division (Wireline & Wireless)	Lines	8,636,544	11,152,864	29.1%

Subscribers KSO Division
Wireline	Lines	816,208	869,631	6.5%
Wireless	Lines	112,433	311,046	176.7%
Total Subscribers KSO Division (Wireline & Wireless)	Lines	928,641	1,180,677	27.1%

Subscribers TELKOM & KSO Division
Wireline	Lines	8,139,512	8,283,400	1.8%
Wireless	Lines	1,425,673	4,050,141	184.1%
Total Subscribers —TELKOM & KSO Division (Wireline & Wireless)	Lines	9,565,185	12,333,541	28.9%

Public Phone TELKOM Division
Wireline	Lines	391,673	373,924	-4.5%
Wireless	Lines	3,695	11,726	217.3%
Total Public Phone TELKOM Division (Wireline & Wireless)	Lines	395,368	385,650	-2.5%

Public Phone KSO Division
Wireline	Lines	28,165	28,807	2.3%
Wireless	Lines	—	—	0.0%
Total Public Phone KSO Division (Wireline & Wireless)	Lines	28,165	28,807	2.3%

Public Phone TELKOM & KSO Division
Wireline	Lines	419,838	402,731	-4.1%
Wireless	Lines	3,695	11,726	217.3%
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	Lines	423,533	414,457	-2.1%

Lis Fixed TELKOM Division
Wireline	Lines	7,714,977	7,787,693	0.9%
Wireless	Lines	1,316,935	3,750,821	184.8%
Total Lines In Services TELKOM (Wireline & Wireless)	Lines	9,031,912	11,538,514	27.8%

Lis Fixed KSO Division
Wireline	Lines	844,373	898,438	6.4%
Wireless	Lines	112,433	311,046	176.7%
Total Lines In Services KSO (Wireline & Wireless)	Lines	956,806	1,209,484	26.4%

Lis Fixed TELKOM & KSO Division
Wireline	Lines	8,559,350	8,686,131	1.5%
Wireless	Lines	1,429,368	4,061,867	184.2%
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	Lines	9,988,718	12,747,998	27.6%

The Full Year 2005 Results
PRODUCTION
As of December 31, 2004 and 2005

	UNIT	2004	2005	GROWTH (%)
1	2	3	4	5=(4-3)/3
Production :
Subscriber — TELKOM Division
Wireline	Pulses	58,313,938,481	57,925,779,836	-0.7%
Wireless (exclude data & sms)	Second	59,345,925,249	190,633,370,909	221.2%

Subscriber — KSO Division
Wireline	Pulses	6,838,280,419	9,742,512,705	42.5%
Wireless (exclude data & sms)	Second	7,526,023,968	17,809,805,931	136.6%

Subscriber TELKOM & KSO Division
Wireline	Pulses	65,152,218,900	67,668,292,541	3.9%
Wireless (exclude data & sms)	Second	66,871,949,217	208,443,176,840	211.7%

Public Phone — TELKOM Division
Wireline	Pulses	13,850,294,140	11,084,301,938	-20.0%
Wireless (exclude data & sms)	Second	1,849,564,741	7,525,522,722	306.9%

Public Phone — KSO Division
Wireline	Pulses	2,328,265,664	1,913,955,913	-17.8%
Wireless (exclude data & sms)	Second	164,375,078	120,557,928	-26.7%

Public Phone — TELKOM & KSO Division
Wireline	Pulses	16,178,559,804	12,998,257,851	-19.7%
Wireless (exclude data & sms)	Second	2,013,939,819	7,646,080,650	279.7%

Lines in Services — Production TELKOM & KSO Division
Wireline	Pulses	81,330,778,704	80,666,550,392	-0.8%
Wireless (exclude data & sms)	Second	68,885,889,036	216,089,257,490	213.7%

Productivity Per Average Subscriber Line TELKOM & KSO Division
Wireline	Pulses/Line	8,171	8,241	0.8%
Wireless	Second/Line	79,143	76,132	-3.8%

Productivity Per Average LIS TELKOM & KSO Division
Wireline	Pulses/Line	9,697	9,355	-3.5%
Wireless	Second/Line	81,322	78,703	-3.2%

The Full Year 2005 Results
FLEXI PERFORMANCE
As of December 31, 2004 and 2005

	Unit	2004	2005	Growth (%)
Customer base:
Classy/Postpaid	Subs (’000)	654.0	727.1	11.2%
Trendy/Prepaid	Subs (’000)	745.4	3,240.5	334.7%
FlexiHome	Subs (’000)	30.0	94.2	214.2%
Total	Subs (’000)	1,429.4	4,061.9	184.2%

Net additions:
Classy/Postpaid	Subs (’000)	432.5	81.1	-81.2%
Trendy/Prepaid	Subs (’000)	708.7	2,495.1	252.1%
FlexiHome	Subs (’000)	30.0	64.3	114.2%
Total	Subs (’000)	1,171.3	2,640.5	125.4%

Sales:
Classy/Postpaid	Subs (’000)	565.4	411.2	-27.3%
Trendy/Prepaid	Subs (’000)	888.7	3,558.2	300.4%
FlexiHome	Subs (’000)	30.0	64.3	114.2%
Total	Subs (’000)	1,484.2	4,033.6	171.8%

ARPU (12 months avrg):
Postpaid	Rp’000	93.8	123.4	31.6%
Prepaid	Rp’000	20.4	18.8	-7.8%
Blended	Rp’000	59.8	47.5	-20.6%

Network:
BTS	Unit	1,136	1,448	27.5%

Number city in service	city	192	231	20.3%

The Full Year 2005 Results
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of December 31, 2004 and 2005
(In millions of rupiah)

	2004	2005
	Rp .	Rp .	Growth (%)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,958,606	1,860,615	(37.1)
Short-term investment	44,955	—	(100.0)
Acct. receivable — net of allow. for doubtful acct.	191,763	277,035	44.5
Unbilled receivables	435,571	374,001	(14.1)
Inventories	93,113	79,428	(14.7)
Prepayments	88,736	419,183	372.4
Claim for tax refund	39,413	31,760	(19.4)
Others	6,434	5,945	(7.6)
Total Current Assets	3,858,591	3,047,967	(21.0)
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	21,004,836	28,996,709	38.0
Work in progress	216,370	2,285,290	956.2
Accumulated depreciation	(6,254,176)	(9,289,355)	48.5
PPE — Net Book Value	14,967,030	21,992,644	46.9
OTHER ASSETS
Long-term Investment	9,290	9,290	—
Advances for PPE	439,257	239,219	(45.5)
Prepayments — non curr. portion	240,030	428,564	78.5
Others	34,557	29,465	(14.7)
Total Other Assets	723,134	706,538	(2.3)
TOTAL ASSETS	19,548,755	25,747,149	31.7

CURRENT LIABILITIES
Short-term loan	—	170,000
Accounts payable	107,625	182,532	69.6
Accrued liabilities	1,257,606	2,909,128	131.3
Taxes payable	615,602	1,540,981	150.3
Unearned revenue	995,702	1,419,009	42.5
Curr. maturities of long-term loan	329,486	323,289	(1.9)
Total Current Liabilities	3,306,021	6,544,939	98.0
NON-CURRENT LIABILITIES
Guaranteed notes — net	736,174	—	(100.0)
Long term loan — net of current maturities	841,741	504,008	(40.1)
Provision for employee benefits	41,583	61,318	47.5
Deferred tax liabilities	745,839	896,597	20.2
Total Non-current Liabilities	2,365,337	1,461,923	(38.2)
EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	182,570	182,570	—
Additional paid-in capital	1,504,854	1,504,854	—
Retained earnings	12,189,973	16,052,863	31.7
Total Equity	13,877,397	17,740,287	27.8

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	19,548,755	25,747,149	31.7

The Full Year 2005 Results
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
As of December 31, 2004 and 2005
(In millions of rupiah)

	2004	2005
	Rp .	Rp .	Growth (%)

OPERATING REVENUES
Post-paid	3,943,281	4,546,828	15.3
Prepaid	11,542,659	17,665,478	53.0
International roaming	643,386	845,872	31.5
Interconnection revenues	2,312,191	3,035,727	31.3
Gross Operating Revenues	18,441,517	26,093,905	41.5
Less:
— Dealer Discounts/Commissions	1,380,282	2,083,808	51.0
— Interconnect / Intl. roaming / Data provider Outpayment	2,296,153	2,877,183	25.3
Net Operating Revenues	14,765,082	21,132,914	43.1

OPERATING EXPENSES
Personnel	486,928	709,508	45.7
Operation & maintenance	1,984,134	2,742,157	38.2
General & administrative	577,495	620,234	7.4
Marketing & selling	355,829	503,989	41.6
Rev. dependent & other cost of services	689,132	1,148,930	66.7
Depreciation and amortization	2,651,028	3,046,632	14.9
Total Operating Expenses	6,744,546	8,771,450	30.1

EBIT (EARNINGS BEFORE INTEREST & TAXES)	8,020,536	12,361,464	54.1
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(99,461)	17,009	(117.1)
Foreign exchange gain/(loss)	(62,029)	(87,965)	41.8
Others — net	(26,102)	55,834	(313.9)
Other income/(expenses) — net	(187,592)	(15,122)	(91.9)

INCOME BEFORE TAX	7,832,944	12,346,342	57.6
PROVISION FOR INCOME TAX	2,359,965	3,699,665	56.8
NET INCOME	5,472,979	8,646,677	58.0

EBITDA	10,671,564	15,408,096	44.4
EBITDA Margin — over net revenues	72%	73%	1.0
EBITDA Margin — over gross revenues	58%	59%	1.0

The Full Year 2005 Results
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
As of December 31, 2004 and 2005

	Unit	2004	2005	Growth (%)

CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	321	143	-55%
simPATI	Subscriber (000)	2,976	4,447	49%
Kartu As	Subscriber (000)	3,405	3,389	0%
Total	Subscriber (000)	6,702	7,979	19%
Customer base
kartuHALO	Subscriber (000)	1,328	1,471	11%
simPATI	Subscriber (000)	11,558	16,004	38%
Kartu As	Subscriber (000)	3,405	6,794	100%
Total	Subscriber (000)	16,291	24,269	49%

MOU (chargeable minutes of use) — total	billion minutes	6.0	10.5	75%

ARPU
Total (12 months average)
kartuHALO	Rp.’000 per mo.	304	291	-4%
simPATI	Rp.’000 per mo.	84	84	0%
Kartu As	Rp.’000 per mo.	48	45	-6%
Blended	Rp.’000 per mo.	102	87	-15%
Non-voice/Data (12 months average)
kartuHALO	Rp.’000 per mo.	41	47	15%
simPATI	Rp.’000 per mo.	23	25	9%
Kartu As	Rp.’000 per mo.	17	15	-12%
Blended	Rp.’000 per mo.	24	24	0%

Effective ARPU (net booked rev. / average subs / 12)	Rp.’000 per mo.	95	87	-8%

NETWORK DATA
Network capacity
Base stations installed	Unit	6,205	9,895	59%
Overall capacity all network elements	Subs. mln.	17.9	26.2	46%
Quality of service
Call success rate	%	95.19%	94.32%	-0.87%
Call completion rate	%	99.26%	99.30%	0.04%

EMPLOYEE DATA
Total employees	person	3,331	3,566	7%
Efficiency ratio	Subs/employee	4,891	6,806	39%